Exhibit 4

FOR IMMEDIATE RELEASE	11 JUNE 2014

WPP PLC (“WPP”)

JWT acquires majority stake in creative agency The Hardy Boys in South Africa

WPP announces that its wholly-owned operating company JWT, the global marketing communications agency, has acquired a majority stake in The Hardy Boys, a leading creative agency in South Africa.

Founded in 1994 in Durban, The Hardy Boys is a multi-disciplinary, brand building agency, with fully integrated activation capabilities. Clients include Unilever, Diageo, SA Home Loans, ADvTECH and RCL Foods amongst others.

The Hardy Boys’ revenues for the year ended 28 February 2014 were approximately ZAR 55 million, with gross assets at the same date of approximately ZAR 32.2 million.

This investment continues WPP’s strategy of developing its integrated services in fast-growing and important markets and sectors and strengthening its capabilities including digital media. WPP’s digital revenues (including associates) were well over US$6 billion in 2013, representing almost 35% of the Group’s total revenues of US$17.3 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

In South Africa, the Group (including associates) generates revenues of around US$500 million and employs around 26,000 people. Across the continent of Africa, the Group (including associates) collectively generates revenues of over US$600 million and employs over 27,000 people.

Contact:

Feona McEwan, WPP London
Chris Wade, WPP London
+ 44(0) 207 408 2204